Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the prospectus constituting a part of this Registration Statement on Form S-1, of our report dated April 1, 2013, relating to the consolidated financial statements of CytoSorbents Corporation (a development stage company) as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficiency) and cash flows for the years then ended and the cumulative period from January 22, 1997 (date of inception) to December 31, 2012, which are contained in that prospectus. We also hereby consent to the reference to us under the heading "Experts" in such Registration Statement.

Our report contains an explanatory paragraph regarding CytoSorbents Corporation’s ability to continue as a going concern.

WithumSmith+Brown, PC

New Brunswick, New Jersey

June 19, 2013